                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 6)


                            CENTRAL GARDEN & PET COMPANY
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   153527-10-6
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                                 (CUSIP Number)

                              JOHN F. SEEGAL, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                               400 SANSOME STREET
                            SAN FRANCISCO, CA 94111
                                 (415) 392-1122
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  AUGUST 1, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This report consists of   6    sequentially numbered pages.
                                  ------
         Exhibit index is located on sequentially numbered page   6  .
                                                                -----

CUSIP NO. 153527-10-6                           Page 2 of   6   Pages
                                                          -----

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1.   NAME OF REPORTING PERSON                                   William E. Brown

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)          [ ]
                                                      (B)          [ ]
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS                                               N/A
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

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                 7.  SOLE VOTING POWER                             1,606,359
 NUMBER OF     -----------------------------------------------------------------
  SHARES
BENEFICIALLY     8.  SHARED VOTING POWER                                   0
 OWNED BY      -----------------------------------------------------------------
  EACH
REPORTING        9.  SOLE DISPOSITIVE POWER                        1,606,359
 PERSON        -----------------------------------------------------------------
  WITH
                10.  SHARED DISPOSITIVE POWER                              0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,606,359

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
     CERTAIN SHARES
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.0%*
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14.  TYPE OF REPORTING PERSON                                             IN
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* Based on the Company's final prospectus filed on July 29, 1997 and after giving effect to the follow-on public offering, there were 18,333,182 shares of Common Stock outstanding and 1,663,167 shares of Class B Stock outstanding.

ITEM 1.  SECURITY AND ISSUER.

          This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), issued by Central Garden & Pet Company, a Delaware corporation (the "Company"), whose principal executive office is located at 3697 Mount Diablo Boulevard, Suite 310, Lafayette, California 94549.

ITEM 2.  IDENTITY AND BACKGROUND.

          The following person is filing this statement:

                                  Present Principal Occupation or
                                  Employment; Name, Principal Business,
Name and Residence or             and Address of Organization in Which
Business Address                  Such Employment is Conducted
---------------------             -------------------------------------

William E. Brown                  Chairman of the Board and
3697 Mount Diablo Boulevard       Chief Executive Officer
Suite 310                         Central Garden & Pet Company
Lafayette, California 94549       3697 Mount Diablo Boulevard
(business)                        Suite 310
                                  Lafayette, California 94549
                                  (distribution of lawn, garden, pet and pool supplies)

          During the last five years, Mr. Brown has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Brown is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The transactions giving rise to this Amendment No. 6 to the Schedule 13D is the sale by Mr. Brown, as a selling stockholder, of 200,000 shares of the Company's Common Stock to the underwriters of a follow-on public offering by the Company on August 1, 1997. To facilitate this sale, Mr. Brown converted 200,000 shares of the Company's Class B Stock into an equal number of the Company's Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         Inapplicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) William E. Brown owns 1,606,359 shares (96.6%) of the Company's Class B Stock. At the option of the holder, each share of the Company's Class B Stock is convertible at any time and from time to time into one share of Common Stock. Mr. Brown does not own any shares of the Company's Common Stock. In the aggregate, Mr. Brown owns 8.0% of the total number of shares of the Company's Class B Stock and Common Stock.

          (b) William E. Brown has sole power to vote and direct the disposition of 1,606,359 shares of the Company's Class B Stock. Each share of the Company's Class B Stock has the lesser of ten votes or 49% of the votes cast. In addition, Mr. Brown has sole power to vote and direct the disposition of 0 shares of the Company's Common Stock. Each share of the Company's Common Stock is entitled to one vote.

          (c) William E. Brown has not engaged in any transaction in the Company's Common Stock or Class B Stock during the 60 days prior to Mr. Brown's selling of 200,000 shares of the Company's Common Stock on August 1, 1997.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Inapplicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The following exhibits are filed herewith:

               None

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1997


/s/ William E. Brown
-------------------------------
William E. Brown

                                 EXHIBIT INDEX

                                                        Sequentially
 Exhibit             Description of Exhibit            Numbered Pages
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                          No Exhibits